Exhibit 99.1
FOR IMMEDIATE RELEASE
Contact:       Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro records 35% growth in Total Revenue
Revenue from Global IT Services & Products business — $796.5 million
Results for the quarter ended September 30, 2007 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA — October 19, 2007 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its second fiscal quarter ended September 30, 2007.
Highlights of the Results:
➢	Total Revenue was Rs. 47.28 billion ($1.19 billion1), representing an increase of 35% over the same period last year.

➢	Net Income was Rs. 8.1 billion ($204 million1), representing an increase of 17% over the same period last year.

➢	Global IT Services and Products Revenue was Rs. 32.4 billion ($816 million1), representing an increase of 19% over the same period last year.

➢	Global IT Services and Products Earnings Before Interest and Tax (EBIT) was Rs. 7.16 billion ($180 million1).

➢	Global IT Services & Products added 59 new clients in the quarter.

➢	During the quarter, Wipro won several Large Deals including one with Total Contract Value (TCV) of $275 million and another with TCV of $160 million over multiple years.

➢	Wipro broadened its campaign around the Applied Innovation theme by launching the first ever global awards to recognize best practices in co-innovation and global sourcing.

➢	Wipro and SAP AG announced an expansion of their existing partnership with Wipro becoming a SAP global services partner.

➢	India and Asia-Pac IT Services and Products recorded a 41% growth in EBIT over the same period last year. Revenue grew by 76%.

➢	Consumer Care and Lighting Revenue grew 90% over the same period last year and EBIT grew 72%.

➢	Wipro declares an interim dividend of Rs. 2 ($0.051) per share/ADS.
Performance for the Quarter ended September 30, 2007 and Outlook for our Quarter ending December 31, 2007
Azim Premji, Chairman of Wipro, commenting on the results said -
“The results for the quarter demonstrate strong execution by Team Wipro on all fronts. Revenues from our Global IT Services at $796.5 million for the quarter, including Revenues of $6.4 million from Infocrossing, were ahead of our guidance of $777 million. We saw broad-based growth across Verticals, Services and Geographies. During the quarter, we won a few large multi-million dollar
1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 28, 2007, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.39.75. However, the realized exchange rate in our Global IT Services and Products business segment for the quarter ended September 30, 2007 was US$1=Rs. 40.75.

deals and the deal pipeline continues to be robust. Building out its theme of benefiting clients through Applied Innovation, Wipro partnered with global industry bodies to launch the first ever global awards to recognize best practices in co-innovation and global sourcing. Wipro completed its landmark Infocrossing acquisition through a successful tender offer.
Looking ahead, for the quarter ending December 2007, we expect our Revenue from our Global IT services business to be approximately $905 million, including incremental Revenues of $60 million from acquisition.”
Suresh Senapaty, Chief Financial Officer of Wipro, said —
“Our performance on profitability demonstrated the resilience of our business model. Improved Realizations and superior management of key operating parameters like Offshore mix, Utilization and Bulge helped us not only fully mitigate the pressure on profitability on account of Offshore salary increases but also deliver an Operating Margin expansion of 80 basis points”.
Wipro Limited
Total Revenue for our quarter ended September 30, 2007 was Rs. 47.28 billion ($1.19 billion1), representing an increase of 35% over the same period last year. Net Income for our quarter ended September 30, 2007 was Rs.8.1 billion ($204 million1), representing an increase of 17% over the same period last year. Earnings Per Share for our quarter ended September 30, 2007 were Rs. 5.60 ($0.141), representing an increase of 15% over the same period last year.
Global IT Services and Products (69% of Total Revenue and 88% of Operating Income for our quarter ended September 30, 2007)
Our Global IT Services and Products business segment recorded Revenue of Rs. 32.4 billion2 ($816 million1) for our quarter ended September 30, 2007, representing an increase of 19% over the same period last year. EBIT for this segment was Rs. 7.16 billion ($180 million1) for our quarter ended September 30, 2007, representing an increase of 8% over the same period last year.
Our Operating Income to Revenue for this segment was 22.1% for our quarter ended September 30, 2007, representing a decrease of 240 basis points compared to the same period last year, lower primarily due to rupee appreciation.
Return on Capital Employed (ROCE) for this segment was 44% for our quarter ended September 30, 2007, compared to 64% for the same period last year.
We had 77,478 employees as of September 30, 2007, which includes 57,536 employees in our IT Services & Products business and 19,942 employees in our BPO Services business, and 926 employees who joined us as part of Infocrossing acquisition. This represents a net addition of 5,341 people, comprised of 4,463 employees in our IT Services & Products business and 878 employees in our BPO business.
Our Global IT Services and Products business added 59 new clients during the quarter, of which 6 were Global 500 or Fortune 1000 companies, comprised of 26 new Technology clients and 33 new Enterprise clients.

[2]	Global IT Services and Products business segment Revenue was Rs. 32.5 billion for the quarter ended September 30, 2007 under the Indian GAAP. The difference of Rs. 36 million ($0.9 million1) is primarily attributable to differences in accounting standards under Indian GAAP and US GAAP.

During the quarter, Wipro completed the acquisition of Infocrossing, a US-based provider of IT Infrastructure Management, Enterprise Application and Business Process Outsourcing services through a successful tender offer. This acquisition broadens the Data-center and Mainframe capabilities of Wipro and reinforces its position as an industry leader in the Infrastructure Management space. Infocrossing is also a leader in Platform based solutions in Health Plan & Payer Management and processes over 175 million claims annually for over 90 managed care organizations. The results of the acquisition have been consolidated with effect from September 20, 2007.
Wipro entered into an agreement with Nokia Siemens Networks in October 2007, whereby all Radio Access R&D activities currently performed in Berlin are planned to be provided to Nokia Siemens Networks by Wipro Technologies in the future. Wipro also announced a strategic partnership with Oki Electric Industry Co., Ltd. (TSE: 6703) and has signed a definitive agreement to acquire Oki Te chno Centre Singapore Pte. Ltd including its Intellectual property rights. Results of the acquisition will be consolidated from quarter ended December 2007.
Deal Wins
Some of the key deals won during the quarter are:
Infocrossing Inc, the newly acquired Wipro subsidiary, was awarded a $275 million contract to provide fiscal agent services to Missouri HealthNet program into 2014.
Wipro bagged a large Total Infrastructure Outsourcing order from a U.S.-based Technology company. The $160 million contract spread over seven years encompasses end -to-end IT Infrastructure Management.
Wipro has won a project from a leading Insurance company in US with TCV of more than $50 million. The engagement to be executed over a 2 year period includes implementation of Billing solution and provision of Business testing services. This strategic transformational program seeks to simplify the customer’s billing systems and processes by moving to an Insurance Industry solution from SAP and help them achieve faster time to market, improved customer experience and increase market presence.
In a multi-year engagement with one of the leading US retailers, Wipro is implementing an organization-wide Oracle Retail solution to transform the retailer’s Merchandise Management and integration in addition to simplifying the company’s customer portfolio architecture and streamlining its business operations.
Wipro won a multi-year large Managed Services engagement with a diversified global financial services company headquartered in US and having global operations. Wipro will be leveraging multiple service lines to deliver these services.
During the quarter, Wipro also won a deal for mobile device testing from one of the leading telecom service providers in the Asia Pacific. This is one of the largest Independent Testing win for Wipro.
Alliances & Partnerships
In an effort to accelerate growth and innovation for businesses around the globe, Wipro and SAP AG announced an expansion of their existing partnership. As part of the agreement, Wipro will become an SAP Global Services Partner and will establish a solutions lab in Bangalore to showcase the benefits of Enterprise Service-Oriented Architecture, industry best practices and innovative service-delivery models.

Lockheed Martin, the world’s largest defense contractor announced the opening of its Network Centric Operations Centre in Gurgaon, India in partnership with Wipro. Known as Ambar Jyoti, this lab will develop, demonstrate and experiment with emerging network-enabled capabilities and applications.
During the quarter we announced the launch of Mission10x an outcome of our Quantum Innovation program. It is aimed at promoting systemic changes to current teaching-learning paradigms in Engineering Education. Wipro is doing this in collaboration with Academia to enhance Graduate Engineer’s employability significantly. Mission10x will be launched across the country in a phased manner.
Applied Innovation
Continuing its positioning campaign around the theme of Applied Innovation, this quarter Wipro launched the first ever global awards to recognize best practices in co-innovation and global sourcing. The Applied Innovation Awards for Business Excellence in collaboration with the IT Association of America, International Association of Outsourcing Professionals and Forbes.com received an overwhelming response from leading innovative organizations from across the globe. 12 innovations that have resulted in measurable business transformation through co-innovation or global sourcing will be recognized in New York. The awards event coincides with the Wipro-Forbes.com Applied Innovation Conference, a by-invitation C-level conference that will focus on emerging innovation paradigms and the social impact of innovation. A similar Award was instituted to recognize internal innovations that benefited clients and saw over 240 Wiproites submit applications.
To facilitate dialog on the theme of Applied Innovation, Wipro also launched its Applied Innovation Council, a high-level forum comprising of Wipro customers, industry experts, analysts and thought leaders to analyze industry trends and work on collaborative solutions to address new consumers, markets and business challenges.
Global Footprint:
As a part of our strategic initiatives to build strong delivery capabilities beyond India, manage risk better and improve cultural diversity, Wipro announced the opening of Wipro’s first US development centre in Atlanta, Georgia. Wipro expects to fill 200 positions at this center in the first year. A near-shore center in Monterrey, Mexico was also set up during the quarter.
Awards and Recognition:
During the quarter, Wipro & Nortel won the “Best Offshore award” at the distinguished 2007 Outsourcing Excellence Awards for its 360-degree engagement model with Wipro spanning 16 years.
Wipro was also awarded Microsoft ‘Top Partner’ Award for exceptional work in closing deals and taking the partnership to the next level.
Wipro was ranked 5th in Asia Pacific region and 20th globally ‘Top Companies for Leaders’ 2007 Survey conducted by Hewitt Associates, Fortune Magazine, and The RBL Group among 563 participating companies globally.
Wipro was named one of 10 technology companies to watch by Bank Technology News in August 2007. Wipro was the only Indian IT company to feature in this elite industry ranking.

During the quarter Wipro was positioned as a Strong Performer in “The Forrester Wave™: Security Consulting, Q3 2007”, Forrester Research, Inc., September, 2007. Wipro is the only Indian Company to feature in this independent report.
Wipro-New Logic was rated as “#1 supplier of Wireless LAN and Bluetooth IP worldwide” by Gartner.
During the quarter, Wipro was ranked as the leader among offshore call center firms in the customer and business awards category in the Annual Offshore 100 ranking of top global suppliers by Managing Offshore and offshore outsourcing advisory expert neoIT.
In September 2007, Wipro won the “Energy Efficient Unit Award” at the National Award for Excellence in Energy Management 2007 conducted by CII — Godrej GBC. Wipro’s New Development Center in Cochin achieved Gold Rating in the Leadership in Energy and Environment Design ( LEED) category from US Green Building Council.
India and Asia-Pac IT Services and Products (19% of Total Revenue and 7% of Operating Income for our quarter ended September 30, 2007)
Our India and Asia-Pac IT Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 8.8 billion ($221 million1) for our quarter ended September 30, 2007, representing an increase of 76% over the same period last year. EBIT for this segment was Rs. 589 million ($15 million1) for our quarter ended September 30, 2007, representing an increase of 41% over the same period last year.
Our Operating Income to Revenue for this segment was 6.7% for our quarter ended September 30, 2007, representing a decrease of 170 basis points compared to the same period last year. ROCE for this segment was 36% for our quarter ended September 30, 2007, compared to 57% for the same period last year.
Consumer Care and Lighting (8% of Total Revenue and 5% of Operating Income for our quarter ended September 30, 2007)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 3.55 billion ($89 million1) for our quarter ended September 30, 2007, representing an increase of 90% over the same period last year. EBIT for this segment was Rs. 421 million ($11 million1) for our quarter ended September 30, 2007, representing an increase of 72% over the same period last year.
Our Operating Income to Revenue for this segment was 11.9% for our quarter ended September 30, 2007, representing a decrease of approximately 120 basis points compared to the same period last year. ROCE for this segment was 15% for our quarter ended September 30, 2007, compared to 51% for the same period last year.
Results of Unza, a leading Personal Care Company based in Singapore acquired during the quarter, have been consolidated from August 1, 2007.
Our results for the quarter ended September 30, 2007, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 11:45 a.m. Indian Standard Time (2:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: Sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# # #
(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

		As of September 30,				As of March 31,
		2006		2,007	2,007	2,007
					Convenience
					translation
					into US$
	NOTE	(unaudited)		(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents		Rs.	4,144	20,266	$510	Rs.	12,412
Restricted cash			—	33	1		7,238
Investments in liquid and short-term mutual funds			33,018	23,060	580		32,410
Accounts receivable, net of allowances			24,699	32,130	808		28,083
Costs and earnings in excess of billings on contracts in progress			5,439	7,800	196		5,096
Inventories			2,426	6,296	158		4,150
Deferred income taxes			220	574	14		382
Other current assets			6,297	13,797	347		11,479

Total current assets			76,244	103,956	2,615		101,251
Property, plant and equipment, net			21,195	33,626	846		26,541
Investments in affiliates			1,200	1,379	35		1,242
Investments securities			28	358	9		357
Deferred income taxes			56	162	4		49
Purchase price pending allocation			—	—	—		—
Intangible assets, net			2,376	12,296	309		2,671
Goodwill			11,455	37,589	946		12,698
Other assets			1,528	5,591	141		1,959

Total assets		Rs.	114,082	194,957	$4,905	Rs.	146,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Borrowings from banks and foreign state instituitions		Rs.	807	24,762	$623	Rs.	2,893
Current portion of long-term debt			90	1,301	33		328
Accounts payable			4,590	14,226	358		10,202
Accrued expenses			7,711	8,786	221		5,139
Accrued employee costs			4,885	4,611	116		5,187
Advances from customers			1,158	1,620	41		1,315
Billings in excess of costs and earnings on contracts in progress			1,054	2,485	63		1,818
Other current liabilities			5,632	14,391	362		16,623

Total current liabilities			25,927	72,182	1,816		43,505
Long-term debt, excluding current portion			106	3,141	79		560
Deferred income taxes			468	1,843	46		464
Other liabilities			461	2,290	58		770

Total Liabilities			26,962	79,456	1,999		45,299

Minority interest			—	97	2		—
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized;
Issued and outstanding: ,425, 754,267, and 1,458,999,650 shares as of March 31, 2006, and March 31, 2007			2,869	2,919	73		2,918
Additonal paid-in capital			17,533	25,223	635		24,508
Deferred stock compensation			—	—	—		—
Accumulated other comprehensive income			578	(236)	(6)		94
Retained earnings			66,141	87,498	2,201		73,948
Equity Shares held by a controlled Trust:			(0)	—	—		(0)
7,869,060, and 7,961,760 shares as of March 31, 2006, and March 31, 2007

Total stockholders’s equity			87,121	115,404	2,903		101,468

Total liabilities and Stockholder’s equity		Rs.	114,082	194,957	$4,905	Rs.	146,767

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

		Three months ended September 30,					Six months ended September 30,
		2006		2007		2007	2006	2007	2007
						Convenience			Convenience
						translation			translation
						into US$			into US$
	Note	(unaudited)		(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Global IT Services and Products
IT Services		Rs.	24,876	Rs.	29,482	$742	47,289	56,942	1,433
BPO Services			2,303		2,803	71	4,402	5,373	135
India and AsiaPac IT Services and Products
Services			2,077		2,901	73	3,685	5,387	136
Products			2,922		5,863	147	5,670	9,951	250
Consumer Care and			1,871		3,561	90	3,521	5,782	145
Lighting Others			1,089		2,671	67	1,883	5,678	143

Total			35,138		47,281	1,189	66,450	89,113	2,242

Cost of Revenues:

Global IT Services and Products
IT Services			16,467		20,084	505	31,085	38,372	965
BPO Services			1,499		1,851	47	2,992	3,503	88
India and AsiaPac IT					—	—			—
Services and Products
Services			1,191		1,648	41	2,083	3,163	80
Products			2,643		5,227	131	5,131	8,792	221
Consumer Care and Lighting			1,243		2,067	52	2,299	3,539	89
Others			798		2,132	54	1,433	4,736	119

Total			23,841		33,009	830	45,023	62,105	1,562

Gross Profit			11,297		14,271	359	21,427	27,008	679

Operating Expenses:
Selling and marketing expenses			(2,160)		(3,288)	(83)	(4,197)	(6,049)	(152)
General and administrative expenses			(1,794)		(2,655)	(67)	(3,272)	(4,715)	(119)
Research and development expenses			(71)		(157)	(4)	(128)	(330)	(8)
Amortizatio n of intangible assets			(88)		(99)	(2)	(142)	(204)	(5)
Foreign exchange gains / (losses), net			2		58	1	(16)	(794)	(20)
Others, net			282		32	1	305	112	3

Operating Income			7,468		8,163	205	13,978	15,028	378

Other income, net			471		743	19	979	1,734	44
Equity in earnings/(losses) of affiliates			92		84	2	157	171	4

Income before income taxes, minority interest and cumulative effect of change in accounting principle			8,032		8,990	226	15,114	16,933	426
Income taxes			(1,068)		(865)	(22)	(2,047)	(1,704.00)	(43)
Minority interest			—		(3)	(0)	—	(3.00)	(0)

Income before cumulative effect of change in accounting principle			6,963		8,121	204	13,066	15,226	383

Cumulative effect of change in accounting principle			—		—	—	39	—	—

Net income		Rs.	6,963	Rs.	8,121	$204	13,105	15,226	383

Earnings per equity share
Basic
Income before cumulative effect of change in accounting principle			4.89		5.60	0.14	9.19	10.50	0.26
Cumulative effect of change in accounting principle			—		—	—	0.03	—	—
Net income			4.89		5.60	0.14	9.22	10.50	0.26
Diluted
Income before cumulative effect of change in accounting principle			4.83		5.57	0.14	9.08	10.45	0.26
Cumulative effect of change in accounting principle			—		—	—	0.03	—	—
Net income			4.83		5.57	0.14	9.10	10.45	0.26
Weighted average number if equity shares used in computing earnings per equity share:
Basic
Diluted

Additional Information
Operating Income
IT Services			6,109		6,519	164	11,622	12,176	306
Acquisition			—		22	1	—	22	1
BPO Services			544		623	16	942	1,192	30
Global IT Services and Products			6,653		7,164	180	12,565	13,390	337
India and AsiaPac IT Services and Products			419		589	15	772	1,088	27
Consumer Care and Lighting			245		421	11	476	726	18
Others			182		173	4	221	312	8
Reconciling Items			(31)		(184)	(5)	(56)	(489)	(12)
Total			7,468		8,163	205	13,978	15,027	378